REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR UNDER

THE SECURITIES EXCHANGE ACT OF 1934

FORM 6-K

For the month of April, 2015

Form 20-F [ x ] Form 40-F [ x ]

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: April 21, 2015	Flint Int’l Services, Inc.
Registrant

/s/ christos a. traios/s/
Print: Christos A. Traios, an individual

Contact:

/s/ ng karambelas/s/ Nicholas G. Karambelas, Esq.

Sfikas & Karambelas LLP

1101 Pennsylvania Avenue, NW 7th fl.

Washington, DC 20004

Office: 202-661-4614 FAX (240) 465-0400

Mobile: 202-669-0187

Email: nick@ngklaw.com

I. MATERIAL DEFINITIVE EVENT

A. The Transaction

Christos A. Traios (see Personal Profile at III, infra.) has taken a controlling interest in Flint Int’l Services, Inc. (Commission File No. 333-174224 - FLNT) undera Purchase Agreement dated August 12, 2014. Flint Int’l Services, Inc. was formed in the 2010 under the laws of the British Virgin Islands.

Flint Int’l Services, Inc. purchased 1,000,000 shares of Petrogres Co. Limited (see Company Profile at IV, infra.) held by Mr. Traios. The 1,000,000 shares are 100% of the shares of Petrogres Co. Limited. In exchange Flint Int’l Services, Inc. authorized and transferred 13,900,000 new shares to Mr. Traios.

Russell Hiebert, an individual, was the President and Sole Director of Flint Int’l Services, Inc. He held 7,000,000 shares of Flint Int’l Services, Inc.. He cancelled 6,900,000 of those shares. Mr. Hiebert retains 100,000 of those shares.

Flint Fuels, LLC was a subsidiary of Flint Int’l Services, Inc. Flint Int’l Services, Inc. transferred all right, title and interest it held in and to the membership interests of Flint Fuels, LLC to Russell Hiebert.

The transaction closed on April 14, 2015. Except for some very limited business which Russell Hiebert conducted through Flint Fuels, LLC, Flint Int’l Services, Inc. has not had any business operations of any kind in 2014.

B. The Current Stock Structure and Management of Flint Int’l Services, Inc.

The stock structure as of the date of closing is:

1.	Mr. Traios holds 13,900,000 shares,

2.	Russell Hiebert holds 100,000 shares,

3.	As of December 31, 2013, the public holds 202,300 shares.

The management structure is:

1.	Mr. Traios is the president,

2.	Mr. Traios is the sole director.

3.	Mr. Traios will shortly appoint additional officers and directors.

                     C. Summary of Business Plan

Mr. Traios is importing the assets and business operations of Petrogres Co. Limited into Flint Int’l Services, Inc. The business operations of Petrogres Co. Limited will be the total business operations of Flint Int’l Services, Inc. Mr. Traios shall promptly cause Flint Int’l Services, Inc. to domesticate in the United States under the laws of either the State of New York or the District of Columbia. He will also cause the name of Flint Int’l Services, Inc. to be changed. At the same time, Mr. Traios shall exercise every effort and perform each act which is necessary to advance the shares up the tiers of the OTC to trading level.

II. SUSPENSION OF TRADING IN FLINT INT’L SERVICES, INC.

Charles Smith and Mark Smith received a Wells Notice dated May 20, 2014. Charles Smith held 250,000 shares of Flint Int’l Services, Inc. and Mark Smith held 250,000 shares of Flint Int’l Services, Inc. The Securities and Exchange Commission (SEC) investigated Charles Smith and Mark Smith and alleged that they were conducting shell factory scheme. Flint Int’l Services, Inc. was one of the companies which the Smiths formed to pursue the alleged scheme.

The SEC asserted a cause of action against the Smiths, SEC v. Charles and Mark Smith, in Civil Action No. 3-14-cv-3874 (October 31, 2014). Each of the Smiths consented to the entry of a Final Judgment against him. On October 31, 2014 the SEC temporarily suspended trading in the securities of the four companies which the Smiths had formed, one of which was Flint Int’l Services, Inc. Each of Charles Smith and Mark Smith cancelled his shares in Flint Int’l Services, Inc.. Neither Charles Smith nor Mark Smith ever served as an officer, director or as any other principal of Flint Int’l Services, Inc. Neither Charles Smith nor Mark Smith has or may have any residual rights in or to the shares which each of them cancelled or in or to any other shares of Flint Int’l Services, Inc.

The suspension period commenced on October 31, 2014 and expired on November 10, 2014. The SEC did not and has not alleged that Flint Int’l Services, Inc. violated any securities laws. No securities exchange alleged that Flint Int’l Services, Inc. violated any rule or standard of any such exchange.

The suspension occurred before the material definitive event. Neither Mr. Traios nor Petrogres Co. Limited had any ownership interest or management control of any kind in Flint Int’l Services, Inc. before the closing occurred.

III. PROFILE OF CHRISTOS A. TRAIOS

Christos A. Traios is 55 years old. He is a citizen of the Hellenic Republic (Greece). He was educated in law and at a maritime school. Mr. Traios served as a third and second captain on vessels. He has managed and operated commercial cargo vessels from 1988 to 1995.

In 1997, he formed Essco Maritime Ltd. as sole shareholder and director under which he operated sixteen dry cargo vessels. In 2009, he formed Petrogres Co. Limited. He serves as sole director and managing director of Petrogres Co. Limited and, until the transaction, its sole shareholder.

IV. THE BUSINESS OF PETROGRES CO. LIMITED

A. Introduction

Petrogres Co. Limited was incorporated in 2009 under the laws of the Republic of the Marshall Islands. It has branch offices in Piraeus, Greece, the Republic of Cyprus and Ghana. At the time of incorporation, the business purpose was to sell crude oil and oil products in West Africa.

B. Business Operations

Since its formation, Petrogres Co. Limited has strategically invested in upstream, midstream and downstream assets. Petrogres Co. Limited is now an integrated energy company. It serves a significant role in enabling West African markets to effectively operate.

1.	Upstream - Petrogres Co. Limited has formed partnership with two Nigerian companies which explore for and operate in two oilfields in Nigeria.

2.	Midsteam - Petrogres Co. Limited owns and operates five crude oil tankers and a storage facility in Ghana. It is in negotiations for two more crude oil tankers.

3.	Downstream - Petrogres Co. Limited has partnered with companies in Ghana which operate refineries.

Petrogres Co. Limited can control both oil sourcing and shipping. Petrogres Co. Limited also has created a base from which income from different sources is generated. As a result, Petrogres Co. Limited has a competitive advantage in West African markets.

Petrogres Co. Limited owns four corporations each of which owns a tanker vessel. These vessels move petroleum products owned by Petrogres Co. Limited from Nigeria to Ghana. The products are stored in Ghana and then sold to end user buyers. These products are refined by Platon refinery in Ghana with which Petrogres Co. Limited has a partnership.

C. Business Operations - Volume

Petrogres Co. Limited has grown rapidly from 2012 through 2014 and is expected to continue to grow. During that period, Petrogres Co. Limited has moved a total of 412,000 barrels of crude oil as follows:

1.	2012 - 109,091 barrels of crude oil

2.	2013 - 127,854 barrels of crude oil

3.	2014 - 175,000 barrels of crude oil

D. Business Operations - Revenues

Petrogres Co. Limited has realized a gross total of $46.5 million in 2012 through 2014 as follows:

1.	2012 - $10,000,000

2.	2013 - $12,000,000

3.	2014 - $20,000,000

E. Management and Staff

The management of Petrogres Co. Limited is divided into two groups. One group of two professional mployees manages the trading operations. The other group of four professional employees manages the shipping and maritime operations.

F. Litigation

Shiba Ship Management Ltd. is a subsidiary Petrogres Co. Limited which owns the vessel APECUS. Shiba is litigating a counterclaim against Glencore for the wrongful arrest of the APECUS by Glencore. Shiba seeks $2.5 million in damages.

There is no litigation pending or threatened against Pterogres Co. Limited or against any of its subsidiaries.

G. Financial Statements for FY 2014

The financial statements are attached as Exhibit 1. The financial statements are audited under international auditing standards.

V. SHAREHOLDER VALUE

As of December 31, 2013, the public held 202,300 shares. Mr. Traios believes that by importing the business operations into Flint Int’l Services, Inc. the shareholders may realize some value which would not be possible if Flint Int’l Services, Inc. remained in tis present condition. Mr. Traios hopes that the corporation will be able to advance through the OTC tiers nad offer value for other shareholders.